UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from           to

Commission file number 001-31368

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVENTIS PHARMACEUTICALS PUERTO RICO SAVINGS PLAN

300 Somerset Corporate Blvd.

Bridgewater, New Jersey 08807

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174 avenue de France

Paris 75013, France

Exhibit Index is at Page

Aventis Pharmaceuticals
Puerto Rico Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Aventis Pharmaceuticals Puerto Rico Savings Plan

Financial Statements and Supplemental Schedule

Note: Other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Aventis Pharmaceuticals Puerto Rico Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Aventis Pharmaceuticals Puerto Rico Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 23, 2005

Aventis Pharmaceuticals Puerto Rico Savings Plan

Statement of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments
Allocated share of master trust net assets at fair value	$8,986,375	$8,028,337
Mutual funds, at fair value	3,046,495	2,065,784
Common and commingled trusts, at fair value	1,678,421	1,276,270
Participant loans at contract value	1,189,373	963,848
	14,900,664	12,334,239
Receivables
Employer contributions	293,026	260,427
Participant contributions	34,162	31,297
Loan payments receivable	20,891	14,985
Total receivables	348,079	306,709
Total assets	15,248,743	12,640,948

Liabilities
Other payables	629	318
Excess contributions payable	—	49,135
Net assets available for benefits	$15,248,114	$12,591,495

The accompanying notes are an integral part of these financial statements.

Aventis Pharmaceuticals Puerto Rico Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004

Additions
Additions to net assets attributed to
Investment income
Interest and dividends	$119,899
Net appreciation in fair value of investments	343,492
Plan interest in master trust investment income	930,961
Total investment income	1,394,352

Contributions
Employer	975,760
Participants	967,376
Total contributions	1,943,136
Total additions	3,337,488

Deductions
Deductions from net assets attributed to
Benefits paid to participants	669,606
Fees and administrative expenses	11,263
Total deductions	680,869
Net increase in net assets available for benefits	2,656,619

Net assets available, Beginning of the year	12,591,495
Net assets available, End of the year	$15,248,114

The accompanying notes are an integral part of these financial statements.

Aventis Pharmaceuticals Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.                                 Description of Plan

The following description of Aventis Pharmaceuticals Puerto Rico Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers substantially all the employees of Aventis Pharmaceuticals Puerto Rico, Inc. and Aventis Pharma, Inc. (Puerto Rico) (collectively “Aventis Pharmaceuticals Puerto Rico”) as they meet the prescribed eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust Agreement

Effective January 1, 2001, Aventis Pharmaceuticals, Inc., Aventis Pharmaceuticals Puerto Rico, Inc. and T. Rowe Price Trust Company entered into a master trust agreement  to serve as a funding vehicle for certain commingled assets of the Aventis Pharmaceuticals Savings Plan and the Aventis Pharmaceuticals Puerto Rico Savings Plan (the “Master Trust”).  Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the U.S. Plan in a Master Trust.  Neither plan has any interest in the specific assets of the Master Trust, but maintain beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust.

Plan Administration

The Aventis Pharmaceuticals Savings Plan Investment Committee (the “Committee”), appointed by the Board of Directors of Aventis Pharmaceuticals, Inc., is responsible for the trust assets.  The Company also maintains a trust fund to hold the assets of the Plan. The Board of Directors has delegated to the Vice President of Compensation and Benefits the responsibility of administrating and managing the Plan.

Contributions

The Plan provides that participants may make elective deferral contributions of up to 10% of the participants’ eligible compensation on a pre-tax basis, up to a maximum of $8,000. Participants may invest all contributions into any one or more of the various investment options offered by T. Rowe Price.

The Plan provides for a matching contribution allocation in an amount that is equal to the lesser of (i) the participant’s savings contributions made on his/her behalf for the applicable period or (ii) 4% of such participant’s eligible compensation for the applicable period.  If, as of the end of any plan year, the Company’s performance exceeds the annual business targets, the 4% contribution referenced above shall be increased proportionately from 4% to a maximum of 6% for performance exceeding up to 120% of annual business targets for the plan year.

Notwithstanding the above, each participant who is a member of the United Auto Workers’ Union and who is entitled to a matching contribution allocation for a plan year shall receive an allocation up to a maximum of $3,000 in a plan year.

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum annual amount as may be determined by the Puerto Rico Treasury Department designed to reflect increases in cost of living.  The Plan includes specific procedures for the treatment of any excess account additions beyond those allowable as noted above.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings.  Allocations are based on participant earnings or accounts balances.  The benefit to which a participant is entitled is the benefit that can be provided from participant’s vested account.

Vesting

All participants are 100% vested at all times in all portions of their account balances.

Payments of Benefits

Plan participants who leave the Company as a result of termination, retirement, or death may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of annual installments over the lesser of five years or the life expectancy of the participant and the participant’s beneficiary. If a participant dies, the participant’s designated beneficiary will receive the payments.

Participant Loans

Plan participants may borrow from $1,000 up to the lesser of 50% of the value of their account or $50,000 minus the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan. Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator, and the loan is payable in semimonthly installments generally over a term of up to five years, or extended terms for the purchase of a primary residence. Interest rates on loans ranged from 5% to 10.5% and 5.75% to 10.5% at December 31, 2004 and 2003 respectively.

Fees and Administrative Expenses

Fees and commissions to the trustee are paid and reported by the Plan. Administrative expenses incurred in the management of the plan are paid by the Company.

2.                              Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Management believes that these estimates are adequate.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in mutual funds, common and commingled trusts and money market accounts are stated at fair value, as determined by the trustee, principally through the use of quoted market prices. Participant loans are carried at its outstanding principal balance, which approximates fair value.

The master trust investments other than Aventis Stable Value Fund are valued at fair value based on quoted market prices.

The Aventis Stable Value Fund, which is included in the Master Trust, invests in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  The contracts are considered fully benefit-responsive and therefore are recorded at contract value, which is contributions plus interest minus benefit payments and expenses.  Each contract is subject to early termination penalties that may be significant.  The average rate on the fund was 4.78% and 5.35% and the average yield was 4.11% and 5.34% in 2004 and 2003, respectively.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Contributions

Employee and employer matching contribution are recorded in the period in which the Company makes payroll deductions from participants earnings.

Payment of Benefits

Benefits are recorded when paid.

3.                                      Investments

The following represents investments that represent 5 percent or more of the Plan’s net assets.

	2004	2003

Allocated share of master trust net assets	$8,986,375	$8,028,337
Wellington Management Large Cap Research Fund	1,169,847	897,900
T. Rowe Price Equity Index Trust Fund	849,396	639,381
Participant loans	1,189,373	963,848

The Plan’s investments (including gains and losses on investments bought and sold), exclusive of the Plan’s interest in the Master Trust, appreciated in value by $ 343,492 in 2004 as follows:

Mutual funds	$198,890
Common and commingled trusts	144,602
$343,492

4.                                      Master Trust

A portion of the Plan’s investments are held in a Master Trust which was established to serve as a funding vehicle for certain commingled assets of the Plan and the U.S. Plan.  Both plans have an undivided interest in the Master Trust.  The assets of the Master Trust are held by the Trustee. At December 31, 2004 and 2003, the Plan’s interest in the Master Trust was approximately 2.34% and 2.25%, respectively.

The following table presents the investments held in the Master Trust at December 31, 2004 and 2003:

	2004	2003
Investments
at fair value:
Cash and cash equivalents	$870,778	$757,810
Mutual funds	13,696,220	9,466,732
Company stock	79,270,454	97,895,257
at contract value:
Guaranteed insurance contracts	291,452,574	247,742,852
	$385,290,026	$355,862,651

Investment income for the Master Trust for the year ended December 31, 2004 is as follows:

Dividends	$1,031,661
Interest	12,699,396
Net appreciation in fair value of Company stock	33,554,007
$47,285,064

5.                                      Excess Contributions Payable

The Plan failed the discrimination test for the year ended December 31, 2003.  Excess contributions amounting to $10,700 are recorded as a liability in the accompanying statement of net assets available for benefits and as a reduction of participants directed contributions for the year 2003.  The Plan has also recognized a payable in the amount of $38,435 related to excess contributions made by the Plan sponsor during 2003. These excess contributions were reimbursed during 2004.

6.                                      Tax Status

The Puerto Rico Treasury Department has not determined or informed the Company whether the Plan and the related trust are designed in accordance with the applicable Puerto Rico income tax law and are, therefore, exempt from Puerto Rico income taxes.  However, the Plan Administrator, in consultation with the Plan’s legal counsel, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.                                      Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms.

8.                                      Risks and Uncertainties

The Plan provides for various investment options in investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of net assets available for plan benefits.

9.                                      Subsequent Events

As described in Note 1 the Plan covers substantially all the employees of Aventis Pharmaceuticals Puerto Rico Inc. On December 15, 2004, Aventis Pharmaceuticals Puerto Rico, Inc. signed an asset purchase agreement with a third party with the purpose of selling all its manufacturing operations. The effective date of the transaction was March 15, 2005.As a result, participants which account for approximately 77% of the Plan assets at December 31, 2004 were terminated. Approximately 30% of such participants have subsequently withdrawn from the Plan.

* * * * * *

Aventis Pharmaceuticals Puerto Rico Savings Plan

Supplemental Schedule

Schedule H, Line 4i, Form 5500

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of investment	(d) Cost	(e) Current Value

	Mutual funds
*	PIMCO Total Return Fund	Mutual fund 37,184 of shareas	**	$396,761
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund 21,260 of shares	**	676,501
*	T. Rowe Price Science & Technology Fund	Mutual fund 20,191 of shares	**	385,639
*	Wellington Management Large-Cap Research Fund	Mutual fund 125,515 of shares	**	1,169,847
*	Emerging Market Stock Fund	Mutual fund 6,115 of shares	**	118,689
*	JP Morgan EAFE Plus Fund	Mutual fund 20,639 of shares	**	299,058

	Total mutual funds			$3,046,495

	Common and commingled trusts
*	T. Rowe Price Retirement Strategy Trust Conservative Growth Fund	Common trust 2,196 of shares	**	$54,054

*	T. Rowe Price Retirement Strategy Trust Income Plus Fund	Common trust 3,054 of shares	**	71,017

*	T. Rowe Price Retirement Strategy Trust Balance Fund	Common trust 28,454 of shares	**	703,954

*	T. Rowe Price Equity Index Trust Fund	Common trust 24,742 of shares	**	849,396

	Total common and commingled trusts			$1,678,421

	Loans

*	Participant loans	Maturities ranging from 01/22/2005 to12/02/2009 and interest rate

		ranging from 5% to 10.5%	**	$1,189,373

  *                                   Indicates party-in-interest to the Plan

**                                  Cost is not required for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS PHARMACEUTICALS PUERTO RICO
SAVINGS PLAN

Date:	June 24, 2004	By:	/s/ Angel Mendez
Committee, Plan Administrator,
for the Employee Savings Plan

INDEX TO EXHIBIT

Exhibit No.	Exhibit

1	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP